UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Ando Holdings Ltd.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

034224 105

(CUSIP Number)

J.M. Walker & Associates

7841 South Garfield Way

Centennial, CO 80122

(303) 850-7637

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 18, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13 D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [  ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment continuing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 034224 105

  1.  Names of Reporting Persons.

      Lotus International Limited

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  2.  Check the Appropriate Box if a member of a Group

         (a)

         (b)X

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  3.   SEC USE ONLY

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  4.   Source of Funds

       WC

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  5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

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  6.   Citizenship or Place of Organization

       British Virgin Islands

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Number of     |  7.  Sole Voting Power  800,000

Shares        |  8.  Shared Voting Power

Beneficially  |  9.  Sole Dispositive Power  800,000

Owned by Each | 10.  Shared Dispositive Power

Reporting     |

Person With   |

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 11.  Aggregate Amount Beneficially Owned by Each Reporting Person

      800,000

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 12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

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 13.  Percent of Class Represented by Amount in Row (11)

      6.67%

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 14.  Type of Reporting Person

      CO

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CUSIP No. 034224 105

  1.  Names of Reporting Persons.

      Tseng Po Hua

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  2.  Check the Appropriate Box if a member of a Group

         (a)

         (b)X

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  3.   SEC USE ONLY

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  4.   Source of Funds

       WC

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  5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

----------------------------------------------------------------------

  6.   Citizenship or Place of Organization

       Taiwan

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Number of     |  7.  Sole Voting Power

Shares        |  8.  Shared Voting Power  800,000

Beneficially  |  9.  Sole Dispositive Power

Owned by Each | 10.  Shared Dispositive Power   800,000

Reporting     |

Person With   |

-----------------------------------------------------------------------

 11.  Aggregate Amount Beneficially Owned by Each Reporting Person

      800,000

-----------------------------------------------------------------------

 12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

-----------------------------------------------------------------------

 13.  Percent of Class Represented by Amount in Row (11)

      6.67%

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 14.  Type of Reporting Person

      IN

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CUSIP No. 034224 105

ITEM 1. SECURITY AND ISSUER.

 This Schedule 13D relates to the common stock, par value $0.001 of Ando Holdings Ltd., a Nevada corporation.  The principal office of the Issuer is located at Room 1107, 11F, Lippo Sun Plaza, 28 Canton Road, Tsim Sha Tsui, Kowloon, Hong Kong.

ITEM 2. IDENTITY AND BACKGROUND.

 This statement is filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended, by Lotus International Limited.  Lotus International Limited is an investment corporation with a principal business address of Portcullis Chambers, 4th Floor, Ellen Skelton Building, 3076 Sir Francis Drake Highway, Road Town, Tortola, British Virgin Islands VG1110.  Lotus International Limited is owned by Tseng Po Hua.

 Lotus International Limited has not, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

 Lotus International Limited is incorporated in the British Virgin Islands.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

 On October 18, 2017, Lotus International Limited purchased 800,000 common shares of the Issuer using working capital totaling $660,000.

ITEM 4.  PURPOSE OF TRANSACTION.

 (a)  Lotus International Limited is holding the shares of the Issuer for investment purposes but may transfer or sell the shares as necessary.

Lotus International Limited has no other present intent to take any action that would result in:

 (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any subsidiary thereof;

 (c) a sale or transfer of a material amount of assets of the Issuer or any subsidiary thereof;

 (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

 (e) any material change in the present capitalization or dividend policy of the Issuer;

 (f) any other material change in the Issuer’s business or corporate structure;

 (g) changes in the Issuer’s charter, bylaws, or instruments corresponding thereto, or other actions which may impede the acquisition of control of the Issuer by any person;

 (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on NASDAQ;

 (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

 (j) any action similar to any of those enumerated above.

 Notwithstanding the foregoing, Lotus International Limited will continue to review his investment in the Issuer and reserves the right to change his intentions with respect to any or all of such matters.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

 (a)  Lotus International Limited beneficially owns 800,000 shares of the Issuer’s common stock, representing 6.67% of the class.

 (b) Lotus International Limited has the sole power to vote and dispose of 800,000 shares of the Issuer’s common stock held by the company.

 (c) No other transactions were effected in the Issuer’s common stock during the last sixty days.

 (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares beneficially owned by Lotus International Limited.

 (e) Lotus International Limited is now the beneficial owner of more than five percent of the outstanding common stock of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

 None

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

 Not Applicable

SIGNATURES

After reasonable inquiry and the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 8, 2017

/s/Tseng Po Hua

Tseng Po Hua

President of Lotus International Limited